EXHIBIT 21.1

COLLINS & AIKMAN FLOORCOVERINGS, INC. AND SUBSIDIARIES

List of Subsidiary Corporations

Entity	Jurisdiction of Origin
Tandus U.S., Inc.	United States
Tandus Europe Limited*	United Kingdom
Tandus Manufacturing Limited*	United Kingdom
Collins & Aikman Floorcoverings Asia Pte. Ltd.	Singapore
Tandus Asia Pte. Ltd.	Singapore
Monterey Carpets, Inc.	United States
Crossley Carpet Mills, Ltd.	Canada
Tandus Canada Limited	Canada
Crossley Carpets (U.S.) Limited	Canada
CAF Extrusion, Inc.	United States
Tandus Floorcoverings (Suzhou) Co. Ltd.	China
Tandus BV*	United Kingdom

*	Represent discontinued operations as of January 27, 2007.